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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                 751203-10-0
        _______________________________________________________________
                                (CUSIP Number)

                             Pasquale A. Ambrogio
                          9440 Santa Monica Boulevard
                                   Suite 407
                        Beverly Hills, California 90210
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               August 29, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -----------------
CUSIP NO. 751203-10-0              SCHEDULE 13D              Page 2 of 7 Pages
---------------------                                        -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).
      GIANT GROUP, LTD.
      I.R.S. #23-0622690
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    274,067 shares**
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    274,067 shares**
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    274,067**


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (See Instructions)                                                   [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    2.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    CO

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILING OUT!


**Excludes shares owned by KCC Delaware Company, a wholly owned subsidiary.

---------------------                                        -----------------
CUSIP NO. 751203-10-0              SCHEDULE 13D              Page 3 of 7 Pages
---------------------                                        -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

      KCC DELAWARE COMPANY
      I.R.S. #23-2360456
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
             WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              483,216

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               483,216

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        483,216

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (See Instructions)                                                   [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 2.   Identity and Background

     This Schedule is filed on behalf of GIANT GROUP, LTD. ("GIANT") and KCC Delaware Company ("KCC"), a wholly owned subsidiary of GIANT. Both GIANT and KCC are Delaware corporations and are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     GIANT, thru its 100% owned subsidiary Periscope Sportswear, Inc.("Periscope"), manufactures women and children's clothing. GIANT's principal office and principal place of business are located at 9440 Santa Monica Blvd., Suite 407, Beverly Hills, California 90210. Periscope's principal office and principal place of business are located at 1407 Broadway #620, New York, New York 10018.

     KCC is in the business of acquiring, holding and disposing of investment securities for its own account. KCC's principal office and principal place of business are located at 9440 Santa Monica Blvd., Suite 407, Beverly Hills, California 90210.

     Burt Sugarman, David Gotterer, Terry Christensen, David Malcolm and Jeffrey Rosenthal are the directors of GIANT. Burt Sugarman and David Gotterer are the directors of KCC. The persons listed below hold the offices of GIANT and KCC indicated next to their names.


           Name                                Office
           ----                                ------

       Burt Sugarman                     Chairman, President and Chief
                                         Executive Officer
                                         of GIANT and KCC

       Pasquale A. Ambrogio              Vice President, Chief
                                         Financial Officer, Secretary
                                         and Treasurer of GIANT
                                         and KCC

     Mr. Sugarman's principal occupation is President, Chief Executive Officer and Chairman of the Board of GIANT and KCC. Mr. Sugarman's principal place of business is 9440 Santa Monica Blvd., Suite 407, Beverly Hills, California 90210 and he is a citizen of the United States. Mr. Sugarman is also a director of Checkers.

     Mr. Gotterer's principal occupation is senior partner in the accounting firm of Mason & Company. Mr. Gotterer's principal place of business is 400 Park Avenue, New York, New York 10022 and he is a citizen of the United States. Mr. Gotterer is also a director of Checkers.

     Terry Christensen's principal occupation is senior partner of the law firm Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Mr. Christensen's principal place of business is 2121 Avenue of Stars, 18th Floor, Los Angeles, California 90067. Mr. Christensen is a citizen of the United States and he is also a director of Checkers.

     David Malcolm's principal occupation is Chairman of the Board of Suncoast Financial Mortgage Corporation. Mr.Malcolm's principal place of business is 750 "B" Street, Suite 3130, San Diego, California 92101. Mr. Malcom is a citizen of the United States.

     Jeffrey Rosenthal's principal occupation is Chairman of the Board of TV Fanfare. Mr. Rosenthal's principal place of business is 25300 Rye Canyon Road, Valencia, CA 91355. Mr. Rosenthal is a citizen of the United States.

     Pasquale A. Ambrogio's principal occupation is Vice President, Chief Financial Officer, Secretary and Treasurer of GIANT and KKC. Mr. Ambrogio's principal place of business is 9440 Santa Monica Boulevard, Suite 407, Beverly Hills, California 90210. Mr. Ambrogio is a citizen of the United States.

     During the past five years, GIANT, KCC or any of Messrs. Sugarman, Gotterer, Christensen, Malcolm, Rosenthal and Ambrogio have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     In September 1997, the Company filed amendment 34 to Schedule 13D dated October 20, 1989, as amended, reporting that GIANT beneficially owned 1,739,374 shares of Rally's Hamburgers, Inc. ("Rally's") par value $0.10 common stock, and that KCC beneficially owned 1,397,475 shares of Rally's par value $0.10 common stock. On August 9, 1999, GIANT AND KCC'S investment in Rally's common stock was converted into Checkers Drive-In Restaurants, Inc. ("Checkers") common stock, par value $.001 per share, as a result of Checkers and Rally's merging in an all-stock transaction. The merger agreement, approved by the stockholders of both Checkers and Rally's, provided that each outstanding share of Rally's stock be exchanged for 1.99 shares of Checkers stock. In addition, the Checkers stockholders approved a post-merger one-for-twelve reverse stock split. Subsequent to the merger and reverse stock split, GIANT beneficially owned 303,167 shares of Checkers par value $.001 common stock and KCC beneficially owned 231,747 shares of Checkers par value $.001 common stock. In total, the Company beneficially owned 6% of the outstanding shares of Checkers par value $.001 common stock. In addition, KCC owns warrants to purchase 237,416 shares of Checkers par value $.001 common stock at a strike price of $3.00. On July 10, 2000, GIANT sold 29,100 shares of Checkers par value $.001 common stock in the open market at a price range between $5.25 to $5.50 and received proceeds net of commissions of $154,211. This was not a reportable transaction under the Securities Act of 1934.

     Item 3.   Source and Amount of Funds

     On August 29, 2000, KCC acquired 251,469 shares of Checkers par value $.001 common stock from Santa Barbara Restaurant Group ("Santa Barbara") for consideration consisting of 1,005,877 shares of Santa Barbara $0.08 par value common stock. The Santa Barbara shares were recorded as marketable securities and were included in the KCC's current assets.

     Item 4.   Purpose of Transaction

     GIANT and KKC hold their stock for investment purposes. KCC acquired the Checkers stock from Santa Barbara in order to increase its investment in Checkers at an attractive price.

     Except as set forth herein, neither GIANT nor KCC has any current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

     Item 5.   Interest in Securities of the Issuer

     (a) GIANT beneficially owns 274,067 shares of Checkers par value $.001 common stock, representing approximately 2.9% of the shares outstanding, and KCC beneficially owns 483,216 shares of Checkers par value $.001 common stock, representing approximately 5.1% of the shares outstanding, based upon shares of Checkers's par value $.001 common stock outstanding on August 18, 2000 reported in Checker's Year 2000 Notice of Annual Meeting of Stockholders.

     (b) GIANT has the sole power to vote and the sole power to dispose of 274,067 shares of Checkers' par value $.001 common stock. KCC has the sole power to vote and the sole power to dispose of 483,216 shares of Checkers' par value $.001 common stock. GIANT is the sole stockholder of KCC.

     (C) Messrs. Sugarman, Gotterer, Christensen and Ambrogio and Mr. Sugarman's wife have the sole power to dispose of the shares of Checkers par value $.001 common stock he or she directly owns.
            Mr. Sugarman has voting and dispositive power of these shares held by his minor child.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               See Items 2 and 5 of this Form 13-D.

     Item 7.   Material to be Filed as Exhibits

               None.


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  September 12, 2000

                           GIANT GROUP, LTD.

                           By:    /s/ Pasquale A. Ambrogio
                                  -----------------------------------------
                                   Pasquale A. Ambrogio
                                   Vice President, Chief Financial Officer,
                                   Secretary and Treasurer


                           KCC Delaware Company

                           By:    /s/ Pasquale A. Ambrogio
                                  -----------------------------------------
                                   Pasquale A. Ambrogio
                                   Vice President, Chief Financial Officer,
                                   Secretary and Treasurer